Correspondence

Firstline Environmental Solutions, Inc.
#203 - 20189 56th Avenue
Langley, British Columbia V3A 3Y6
604 468 2955

December 8, 2005

U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549-0405

Re:	Firstline Environmental Solutions, Inc. Amendment No. 1 to Registration Statement on Form 10-SB Filed November 2, 2005 000-51523

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff’s comments of November 16, 2005. Three paper copies of the amended filing marked to show changes have been sent via Federal Express. The comments have been reproduced for your convenience and are followed by our responses.

Item 1. Description of Business, page 2b. Business of Issuer, page 2 Natural Mineral Products – FLRS, page 5

1.	We note your response to prior comment 9 and your inclusion of a web site address in the revised disclosure. Tell us whether you intend to incorporate the cited information by reference into your registration statement. See Exchange Act Release No. 34-42728, especially footnotes 41 and 42 and the accompanying text.

We have deleted the website reference from the registration statement.

Item 5. Director and Executive Officers, Promoters and Control Persons, page 13

2.	We reissue prior comment 22 with respect to the tables on page 13.

A note that Mr. Evancic’s service as Chief Financial Officer is through a consulting agreement has been added to the table.

Item 6. Executive Compensation, page 14.

3.	It is unclear from your response to prior comment 26 and the additional corresponding disclosure on pages 14-15 of the filing whether Pro-Act has raised or will raise funds in connection with the offering described on page 17. Please clearly state whether Pro-Act has raised or will raise funds in connection with the proposed offering, and if so, quantify the commission paid or to be paid.

The following disclosure has been added to this section: “Pro-Act has not raised any funds to date with regards to the Company’s Offering described herein, and does not have any potential funding in place, therefore no commission has been paid nor is planned to be paid at this time.”

Financial Statements, pages F-1

4.	Please refer to previous comment 30. We note that you have amended the filing to include audited financial statement for the three months ended August 31, 2005 in accordance with Item 310(g) of Regulation S-B. However, please amend the filing to comply with the following:

As required by Item 310(a) of Regulation S-B, you are required to present the audited financial statements of income, cash flows and changes in stockholders’equity for each of the two fiscal years preceding the date of your most recent fiscal year. Accordingly, please amend the filing to include the statements of income and cash flows for the year end May 31, 2004

As required by Item 310(b) of Regulation S-B, your interim financial statements should include a balance sheet as of the end of your most recent fiscal quarter and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the proceeding fiscal year. According, please amend the filing to include the statements of income and cash flows for the three months ended August 31, 2004. We note that these financial statements are not required to be audited.

Also, please have your auditors revise their opinion to clearly identify that they have audited the consolidated statements of operations, cash flows and stockholders’equity for the year ended May 24, 2004.

As required by Item 310 (a) of Regulation S-B, we have now amended the financial statements to present the audited statements of income, cash flows and stockholders’ equity for the year ended May 31, 2004. We have also amended the statements of income, cash flows and stockholders’ equity to include the corresponding amounts for the quarter ended August 31, 2004.

The auditors have also revised their opinion to identify that they have audited the consolidated statements of operations, cash flows and stockholders’ equity for the quarter ended August 31, 2004.

Report of Independent Registered Public Accounting Firm, page F-2

5.	Please refer to previous comment 32. As previously requested, please tell us how you determined that you meet the requirements of Rule 2-01(a) of Regulation S-X and what consideration you and your auditors gave to Florida state laws governing audits of Florida companies performed by foreign auditors. We may have further comments after reviewing your response.

        Regulation S-X Rule 2-01(a) states that generally the Commission will not recognize any person as a certified public accountant who is not duly registered and in good standing as such under the laws of the place of his residence or principal office. Our auditors are licensed and in good standing in Canada and are registered with the Public Company Accounting Oversight Board in the United States. We also understand that the Commission interprets Rule 2 to require the audit report on the financial statements to be rendered by an auditor licensed in the US, except in limited circumstances. We believe using a Canadian auditor is appropriate because:

o	All of our operations, assets and revenues are located in Canada;
o	All of our operations, assets and revenues are located in the same country and location that our auditor resides in;
o	Our management and accounting records are located in Canada; and
o	All of the audit work is performed in Canada.

        Although our parent company is incorporated in Florida, there are very little transactions in this company except fund raising and public company related expenditures. In order for our auditors to acquaint themselves with the laws governing the audits of Florida companies they have relied on legal counsel and their affiliates located throughout the United States. They have informed us that they regularly call upon their affiliates in Florida and other states to review their applications of US GAAP and their conformance with the laws in the individual states. Our auditors are a member of an international association of accountants, HLB International, and the partner specifically assigned to this audit is also a CPA licensed in the State of Washington.

6.	Please refer to previous comment 34. We note that you restated your financial statements for the year ended May 31, 2005 to expense the amount originally listed as a subscription receivable. Accordingly, each financial statement for the year ended May 31, 2005 should be labelled as “restated”. Additionally, please include the disclosure required by paragraph 37 of APB 20 detailing the nature of the error and the effect of its correction on net income and the related per share amounts. Finally, please have your auditors consider the following:

the need to revise their report to include an explanatory paragraph describing any restatements and the need to dual date their report.

        We have now clearly marked the balance sheet as at May 31, 2005 and the statements of operations, changes in cash and stockholders’ equity for the year ended May 31, 2005 to read “Restated – see Note M”. This note clearly states the changes made to the May 31, 2005 results and the effects on the previously issued financial statements.

        The financial statements have been restated to reflect a correction of management fee expense during the period ended August 31, 2005. While preparing the financial statements for August 31, 2005 the company noticed that it had incorrectly valued the shares exchanged for management services. Originally the 500,000 shares provided to a Director for services was valued at a deemed price of $0.25 per share for a total expense of $125,000. The value of the services should in fact have been $50,000, or $0.10 per share. The financial statements have also been restated to reflect a correction of recorded interest expense during the period ended August 31, 2005.  In November 2005 the Company realized that it had not properly accrued interest on its short term notes for the quarter ended August 31, 2005.  Accrued interest has now been recorded in the amount of $18,085 accordingly.

        As shown on the revised submission, you will see that the auditor has also amended their report to address the restatement of the results and then dual dated the report accordingly.

Consolidated Statements of Cash Flow, page F-5

7.	Please refer to previous comment 38. We note the column heading of the statement of cash flows for the year ended May 31, 2005 is improperly labeled “May 31, 2004". Please revise.

        We have revised the previously submitted column from May 31, 2005 to May 31, 2004.

Note E – Mineral Claims, page F-11

8.	Please refer to previous comment 42. We note your response to our comment and the amendment of your filing. Based on your current disclosure, it appears that the all three of the claims were acquired by your subsidiary prior to May 31, 2004 year end. However, during the year ended May 31, 2005 you increased your mineral claims asset by $33,129. Please tell us the reason for this increase. Also, please reconcile for us the increase in your mineral claims assets with the amounts reported as a disposition of mineral claims in the investing portion of your statement of cash flows for the year ended May 31, 2005.

        As noted in Note M there was an error in calculating the translated amounts for the amount denominated in foreign currency. Unfortunately in fiscal 2004 and 2005 the company translated the foreign subsidiary using the remeasurement method rather than the current method. In August 2005 the correct current method was used. We have now restated the 2004 and 2005 to correctly translate the foreign subsidiary using the current rate method. The argument being that almost of the subsidiaries transactions are denominated in the Canadian dollar, which is the functional currency.

Note L – Income Taxes, page F-15

9.	Please refer to previous comment 45. We note your response to our comment and amendment to your filing. We note that according to Appendix A.I. of “International Reporting and Disclosure Issues in the Division of Corporation Finance” issued on November 1, 2004, the FASB staff has taken the view that under SFAS 109 the proceeds from issuance of flow through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares and a liability is recognized for this difference. The liability is then reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance. Please tell us how your sale of these flow-through shares intends to comply with this guidance. In a related matter, tell us how your accounting for your valulation allowance complies with paragraph 17 of SFAS 109 which requires realizability of your deferred tax assets be determined based on gross deferred tax assets, not after netting deferred tax liabilities against them. We may have further comments after a review of your response.

We have amended our disclosure in Note L – Income Taxes to provide more descriptive information of how the proposed sale of flow through shares complies with SFAS 109.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

Firstline Environmental Solutions Inc.

By: /S/ TOM HATTON
Tom Hatton, President